

Michael Hitchcock · 3rd

Founding Partner of sports management company, PMI Owner/Investor: Fort Worth Vaqueros, Denton Diablos, Alfreton Town, Tobago, Napa Valley 1839, Dorado, Dallas Sidekicks, New Amsterdam, Appalachian FC, Lubbock Matadors

Frisco, Texas, United States · Contact info

500+ connections

Playbook Management International LLC

Virginia Commonwealth University

Experience

Founding Partner
Playbook Management International LLC
Nov 2009 – Present · 12 yrs 3 mos

General Manager
FC Dallas & Pizza Hut Park
Nov 2005 – Nov 2009 · 4 yrs 1 mo

Vice President of Sales
LA Galaxy
Sep 2003 – Oct 2005 · 2 yrs 2 mos

Director of Sales
Colorado Rapids
Nov 2000 – Sep 2003 · 2 yrs 11 mos

Corporate Sales Executive
D.C. United
Jan 1998 – Oct 2000 · 2 yrs 10 mos

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Education

Virginia Commonwealth University
BS, Advertising/ Marketing
1991 – 1995
Activities and Societies: 4 Year Soccer Player for VCU

The Brookstone School
1987 – 1991